SE

20009453

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED

FORM X-17A-5
PART III

SEC FILE NUMBER
8-70340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/15/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEALY INVESTMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8401 N CENTRAL EXPRESSWAY, SUITE 150
(No. and Street)

DALLAS	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEALY INVESTMENT SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNY CLOUD
Notary Public - California
Los Angeles County
Commission # 2320182
My Comm. Expires Feb 25, 2024

Signature

President & CEO
Title

Jenny Cloud, Notary Public.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Sealy Investment Securities, LLC

AUDITED FINANCAL STATEMENT

For the Period from

October 15, 2019 (Date of FINRA Approval) to December 31, 2019

Table of Contents

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sealy Investment Securities, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Sealy Investment Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Atlanta, Georgia
February 28, 2020

Frazier + Deeter, LLC

Sealy Investment Securities, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	1,095,456
Prepaid Assets and Deposits		12,816
Receivables		42,625
Due from Related Parties		2,355,383
Total Assets	$	3,506,280

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable	$	26,656
Accrued Expenses		59,716
Commissions Payable		2,455,811
Due to Related Parties		19,801
Total Liabilities	$	2,561,984
Members' Equity	$	944,296
Total Liabilities and Members' Equity	$	3,506,280

The accompanying notes are an integral part of these financial statements.

Sealy Investment Securities, LLC
Notes to Financial Statement
For the Period from October 15, 2019 (Date of FINRA Approval) to December 31, 2019

NOTE 1 – General and Summary of Significant Accounting Policies

General

Sealy Investment Securities, LLC (the "Company") is a limited liability company which was formed in the State of Georgia on December 19, 2018 and received FINRA approval as a registered broker-dealer on October 15, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing wholesale distribution services to issuers of packaged real estate related investment products and the sponsors of such investments primarily as an agent for the private placement of securities.

To date, the Company has received its funding from contributions from its members and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its members.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period from October 15, 2019 (Date of FINRA Approval) to December 31, 2019. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of the purchase of three months or less to be cash equivalents.

Receivables

Receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 15 to 30 days from the invoice date, depending upon the invoice terms. Customer account balances not paid within invoice terms are considered delinquent. No interest is charged on accounts not paid according to terms. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Receivables are stated at the amount management expects to collect from outstanding balances. Management individually reviews all receivable balances that exceed terms and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

NOTE 2 – Occupancy

The Company shares office space with a related party. In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The Company does not have any leases that meet the requirements of ASU 2016-02.

NOTE 3 – Related Party Transactions

The Company has an expense sharing agreement with Sealy & Company LLC ("Sealy"), an affiliate through common ownership. Sealy allocates all appropriate expenses to the Company on a monthly basis. As of December 31, 2019, $6,533 remained payable and is included in due to related parties on the accompanying statement of financial condition. As part of the expense sharing agreement, the Company subleases office space from Sealy.

On October 28, 2019, the Company entered into a Managing Broker-Dealer agreement with Sealy Industrial Partners, LP ("SIP"). Under the terms of the agreement, the Company is authorized as the Managing Broker-Dealer to engage in the offering, sale, and distribution of units in SIP pursuant to SIP's Confidential Private Placement Memorandum. In addition, the Company receives selling commissions, managing broker-dealer fees, and due diligence fees, all or a portion of which can be reallowed to participating broker-dealers.

The Company received all of its advisory fee revenue for the period from October 15, 2019 (Date of FINRA Approval) to December 31, 2019 from SIP. As of December 31, 2019, $2,281,591 remained receivable and is included in due from related parties on the accompanying statement of financial condition.

The Company periodically incurs costs which are reimbursable by related parties. As of December 31,2019, the following balances are included in due from related parties on the accompanying statement of financial condition:

Sealy Industrial Partners, LP	$	72,942
Sealy Strategic Equity Partners, LP		850
	$	73,792

Sealy periodically pays for costs outside of the scope of the expense sharing agreement which are reimbursable by the Company. As of December 31, 2019, $13,268 is payable to Sealy and is reflected in Due to Related Parties on the accompanying statement of financial condition.

NOTE 4 – Subsequent Events

Subsequent events have been evaluated through February 28, 2020, which is the date the financial statements were issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 5 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2019, the Company did exceed the federally insured limit but has not experienced any losses in these accounts.

NOTE 6 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is probable and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2019 requiring contingent loss recognition.

NOTE 7 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $595,382 which was $275,134 in excess of its required net capital of $320,248. The Company's net capital ratio was 430.31%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% (or during its first year of operations 12-1/2%) of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 8 – Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the period from October 15, 2019 (Date of FINRA Approval) to December 31, 2019.

NOTE 9 – Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.